UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.___)

LEXENT INC.

(Name of the Issuer)

LEXENT INC.
LX MERGER CORP.
HUGH J. O’KANE, JR.
KEVIN M. O’KANE
BRUCE LEVY
NOAH FRANZBLAU

(Name of Persons Filing Statement)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

52886Q 10 2

(CUSIP Number of Class of Securities)

Hugh J. O’Kane, Jr. Chairman Lexent Inc.	Noah Franzblau, Esq. Secretary and General Counsel Lexent Inc.
Three New York Plaza New York, New York 10004 (212) 981-0700	Three New York Plaza New York, New York 10004 (212) 981-0700

(Names, Addresses and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf
of Persons Filing Statement)

With copies to:

Steven M. Skolnick, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500	James B. Carlson, Esq. Mayer, Brown, Rowe & Maw LLP 1675 Broadway New York, New York 10019-5820 (212) 506-2500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee

$38,896,335	$3,147

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

Estimated for the purposes of calculating the filing fee only. Proposed maximum aggregate value of transaction: $38,896,335 (calculated on the basis of 25,498,070 shares of Lexent Inc. common stock outstanding, which represents the maximum number of shares that will be acquired in the transaction, multiplied by the $1.50 per share merger consideration, plus the difference between $1.50 and the strike price of options to acquire 696,148 shares of Lexent Inc. common stock. These shares include shares of Lexent Inc. common stock owned by Hugh J. O’Kane, Jr., Lexent’s Chairman, and Kevin M. O Kane, Lexent’s Chief Executive Officer and Vice Chairman, that will not be contributed by them to LX Merger Corp. prior to the completion of the transaction.)

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $3,147
Form or Registration No.: Schedule 14A
Filing Party: Lexent Inc.
Date Filed: July 31, 2003

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) by LX Merger Corp., a Delaware corporation (“Purchaser”), Lexent Inc. (“Lexent”), a Delaware corporation and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, Hugh J. O’Kane, Jr., Lexent’s Chairman, Kevin M. O’Kane, Lexent’s Chief Executive Officer and Vice Chairman, Bruce Levy, Lexent’s President and Chief Operating Officer and Noah Franzblau, Lexent’s Vice President, Secretary and General Counsel (collectively, the “Filing Parties”), in connection with the Agreement and Plan of Merger, dated as of July 9, 2003, by and among Purchaser and Lexent (the “Agreement”). Pursuant to the Agreement, Purchaser will merge with and into Lexent (the “Merger”), with Lexent as the surviving corporation. As a result of the merger, Lexent will be a private company owned by Hugh J. O’Kane, Jr. Lexent’s Chairman, and Kevin O’Kane, Lexent’s Chief Executive Officer and Vice Chairman (together, the “Purchaser Stockholders”).

     If the Merger is completed, each outstanding share of common stock (“Common Stock”) of Lexent, par value $.001 per share, will be converted into the right to receive $1.50 in cash, without interest, except that treasury shares held by Lexent and shares of Common Stock held by Purchaser (including certain shares contributed to Purchaser by the Purchaser Stockholders) immediately prior to the effective time of the Merger will be canceled without any payment therefor. Holders of Common Stock who properly exercise appraisal rights in accordance with Delaware law will receive cash in the amount of the appraised value of their shares of Common Stock, which may be higher or lower than, or the same as, the $1.50 per share being paid as the merger consideration. Each holder of stock options to purchase Common Stock (whether or not presently exercisable) will receive in cash, without interest, for each share of common stock subject to such option, the excess, if any, of $1.50 per share over the exercise price per share of such option, less any applicable withholding taxes. To the extent that the exercise price of such stock option is greater than or equal to $1.50, such stock option will be terminated and canceled without any consideration being payable to the holder of such option.

     In February 2003, eight holders of Common Stock, who are employees, former employees and relatives of the Purchaser Stockholders, owning in the aggregate 231,838 shares of Common Stock and 589,232 options to purchase Common Stock, entered into letter agreements with the Purchaser Stockholders, whereby the Purchaser Stockholders and others proposed to purchase directly or through one or more entities all of the outstanding shares of Common Stock, or to enter into a merger, consolidation or other “going private” business transaction involving Lexent. The letter agreements set forth the mutual understanding of the parties thereto regarding the proposed merger and support for the proposed merger and other actions relating to the shares of Common Stock and/or options to purchase shares of Common Stock held by each of the parties and each of the parties agreed to support and cooperate with, and has granted an irrevocable proxy to vote such shares and/or options to, the Purchaser Stockholders in connection with the Merger. The shares of Common Stock issuable upon the exercise of options covered by the letter agreements do not have voting rights unless and until such shares are actually issued and only if such share are issued on or prior to the record date for the special meeting which will be held in order to obtain stockholder approval for the adoption of the Agreement and approval of the Merger.

     Concurrently with the filing of this Statement, Lexent is filing a Preliminary Proxy Statement on Schedule 14A with respect to its solicitation of proxies in connection with the special stockholders meeting at which its stockholders will consider and vote on a proposal to adopt the Agreement and approve the Merger. Lexent’s proxy statement with respect to such solicitation is referred to herein as the “Proxy Statement.” The Proxy Statement is Exhibit (a) hereto and a copy of the Agreement is attached thereto as Appendix A. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

     In accordance with the rules of the SEC, the Filing Parties are providing the information set forth below. The information in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference in response to all items of this Statement. This Statement also incorporates by reference information from Lexent’s periodic filings with the SEC.

Item 1. Summary Term Sheet

The information contained in the section of the Proxy Statement entitled “SUMMARY TERM SHEET” is incorporated herein by this reference.

Item 2. Subject Company Information

(a)  The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT LEXENT – Business” is incorporated herein by this reference.

(b)  As of July 25, 2003, there were 42,268,061 shares of Lexent’s common stock, par value $0.001 per share, issued and outstanding. The information contained in the sections of the Proxy Statement entitled “INFORMATION ABOUT LEXENT – Price Range of Lexent Common Stock” and “INTRODUCTION — Voting Rights; Quorum; Vote Required For Approval” is incorporated herein by this reference.

(c)  The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT LEXENT – Price Range of Lexent Common Stock” is incorporated herein by this reference.

(d)  The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT LEXENT – Dividend Policy” is incorporated herein by this reference.

(e)  Not applicable.

(f)  The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT LEXENT – Purchases by Lexent and its Directors and Executive Officers and by Purchaser and its Directors and Executive Officers” is incorporated herein by this reference.

Item 3. Identity and Background

(a)  The information contained in the sections of the Proxy Statement entitled “INFORMATION ABOUT LEXENT – Business,” “INFORMATION ABOUT LEXENT—Executive Officers and Directors,” “INFORMATION ABOUT LEXENT — Security Ownership of Certain Beneficial Owners and Management,” and “INFORMATION CONCERNING THE PURCHASER STOCKHOLDERS AND PURCHASER” is incorporated herein by this reference.

(b)  The information contained in the sections of the Proxy Statement entitled “INFORMATION ABOUT LEXENT —Executive Officers and Directors,” “INFORMATION ABOUT LEXENT— Security Ownership of Certain Beneficial Owners and Management,” and “INFORMATION CONCERNING THE PURCHASER STOCKHOLDERS AND PURCHASER” is incorporated herein by this reference.

(c)  The information contained in the section of the Proxy Statement entitled “INFORMATION CONCERNING THE PURCHASER STOCKHOLDERS AND PURCHASER” is incorporated herein by this reference.

Item 4. Terms of the Transaction

(a)(1) Not applicable.

(a)(2)(i), (ii) The information contained in the sections of the Proxy Statement entitled “Summary Term Sheet,” “QUESTIONS AND ANSWERS ABOUT THE MERGER — The Proposed Merger,” “THE MERGER” and “THE MERGER AGREEMENT” is incorporated herein by this reference.

(a)(2)(iii) The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER — The Proposed Merger,” “SPECIAL FACTORS — Background of and Reasons for the Merger and Board Proceedings,” “SPECIAL FACTORS — Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,”

“SPECIAL FACTORS — Approval of Directors and Recommendation of the Board of Directors,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors,” “SPECIAL FACTORS — Valuation of Lexent,” “SPECIAL FACTORS - Position of Lexent as to the Purposes, Reasons and Effects of the Merger,” “SPECIAL FACTORS — Position of Lexent’s Officers as to the Fairness of the Merger,” “SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Purposes, Reasons and Effects of the Merger,” “SPECIAL FACTORS — The Purchaser Stockholders’ and Purchaser’s Plans for Lexent.”

(a)(2)(iv) The information contained in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Special Meeting” and “INTRODUCTION – Voting Rights; Quorum; Vote Required for Approval” is incorporated herein by this reference.

(a)(2)(v) The information contained in the sections of the Proxy Statement entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest” and “THE MERGER — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” is incorporated herein by this reference.

(a)(2)(vi) The information contained in the section of the Proxy Statement entitled “THE MERGER — Accounting Treatment” is incorporated herein by this reference.

(a)(2)(vii) The information contained in the section of the Proxy Statement entitled “THE MERGER — Material U.S. Federal Income Tax Consequences” is incorporated herein by this reference.

(c)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS – The Purchaser Stockholders’ and Purchaser’s Plans for Lexent,” “SPECIAL FACTORS - Position of the Purchaser Stockholders and Purchaser as to the Purposes, Reasons and Effects of the Merger,” “THE MERGER — Interests of Certain Persons in the Merger; Potential Conflicts of Interest,” and “THE MERGER — Material U.S. Federal Income Tax Consequences.”

(d)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Proposed Merger,” “THE MERGER — Appraisal Rights,” “THE MERGER - Payment of Merger Consideration and Surrender of Stock Certificates,” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware.”

(e)  The information contained in the sections of the Proxy Statement entitled “THE MERGER — Appraisal Rights,” “INFORMATION ABOUT LEXENT – Business” and “INFORMATION CONCERNING THE PURCHASER STOCKHOLDERS AND PURCHASER” is incorporated herein by reference.

(f)  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)  The information contained in “Item 13. Certain Relationships and Related Transactions” of Lexent’s Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on or about March 27, 2003, is incorporated herein by this reference. The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “INFORMATION INCORPORATED BY REFERENCE,” and “Appendix F: Annual Report on Form 10-K for the Year Ended December 31, 2002.”

(b)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “INTRODUCTION - Voting Rights; Quorum; Vote Required for Approval,” “INFORMATION ABOUT LEXENT - Executive Officers and Directors,” “SPECIAL FACTORS —

Background of and Reasons for the Merger and Board Proceedings,” “THE MERGER – Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “THE MERGER – Source of Merger Consideration.”

(c)  The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “SPECIAL FACTORS – Background of and Reasons for the Merger and Board Proceedings,” and “THE MERGER — Interests of Certain Persons in the Merger; Potential Conflicts of Interest.”

(e)  The information contained in the following sections of the Proxy Statement are incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “INTRODUCTION — Voting Rights; Quorum; Vote Required for Approval,” “SPECIAL FACTORS — Background of and Reasons for the Merger and Board Proceedings, “SPECIAL FACTORS – Approval of Directors and Recommendation of the Board of Directors,” “SPECIAL FACTORS – Position of the Purchaser Stockholders and Purchaser as to the Purposes, Reasons and Effects of the Merger,” “THE MERGER — Interests of Certain Persons in the Merger; Potential Conflicts of Interest,” “THE MERGER – Intent to Vote” and “Appendix A: Agreement and Plan of Merger.”

Item 6. Purposes of the Transaction and Plans or Proposals

(b)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Proposed Merger,” “INTRODUCTION — Proposals to be Considered at the Special Meeting,” “SPECIAL FACTORS – Position of Lexent as to the Purposes, Reasons and Effects of the Merger” and “SPECIAL FACTORS – Position of the Purchaser Stockholders and Purchaser as to the Purposes, Reasons and Effects of the Merger” and “SPECIAL FACTORS — The Purchaser Stockholders’ and Purchaser’s Plans for Lexent.”

(c)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Proposed Merger,” “SPECIAL FACTORS — Background of and Reasons for the Merger and Board Proceedings,” “SPECIAL FACTORS – The Purchaser Stockholders’ and Purchaser’s Plans for Lexent,” “SPECIAL FACTORS – Position of Lexent as to the Purposes, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS – Position of the Purchaser Stockholders and Purchaser as to the Purposes, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders,” “THE MERGER,” “THE MERGER AGREEMENT” and “INFORMATION ABOUT LEXENT—Dividend Policy,” and “Appendix A: Agreement and Plan of Merger.”

Item 7. Purposes, Alternatives, Reasons and Effects

(a)  - (c) The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Proposed Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS — Background of and Reason for the Merger and Board Proceedings,” “SPECIAL FACTORS – The Purchaser Stockholders’ and Purchaser’s Plans for Lexent,” “SPECIAL FACTORS — Position of Lexent as to the Purposes, Reasons and Effects of the Merger,” “SPECIAL FACTORS – Position of the Purchaser Stockholders and Purchaser as to the Purposes, Reasons and Effects of the Merger,” “SPECIAL FACTORS — The Purchaser Stockholders’ and Purchaser’s Plans for Lexent,” “THE MERGER — Structure of the Merger” and “THE MERGER — Material U.S. Federal Income Tax Consequences.”

(d)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “SUMMARY TERM SHEET – Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS- Position of Lexent as to the Purposes, Reasons and Effects of the Merger,”

“SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Purposes, Reasons and Effects of the Merger,” “SPECIAL FACTORS — The Purchaser Stockholders’ and Purchaser’s Plans for Lexent,” “THE MERGER – Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “THE MERGER—Material U.S. Federal Income Tax Consequences.”

Item 8. Fairness of the Transaction

(a)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER — The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS – Background of and Reason for the Merger and Board Proceedings,” “SPECIAL FACTORS — Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Position of Lexent’s Officers as to the Fairness of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors,” and “SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders.”

(b)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER — The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS – Background of and Reason for the Merger and Board Proceedings,” “SPECIAL FACTORS — Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Position of Lexent’s Officers as to the Fairness of the Merger,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors,” and “SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders.”

(c)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER — The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER — The Proposed Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Voting and Proxy Procedures,” “INTRODUCTION – Voting Rights; Quorum; Vote Required for Approval,” “SPECIAL FACTORS — Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders,” and “Appendix C: Opinion of Rodman & Renshaw, Inc.”

(d)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER — The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER — Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS – Background of and Reasons for the Merger and Board Proceedings,” “SPECIAL FACTORS — Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors,” “SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders,” and “INFORMATION CONCERNING THE PURCHASER STOCKHOLDERS AND PURCHASER.”

(e)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER — The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS — Background of and Reason for the Merger and Board Proceedings” and “SPECIAL FACTORS – Approval of Directors and Recommendation of the Board.”

(f)  Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)  The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “SUMMARY TERM SHEET — Fairness of the Merger and Conflicts of Interest,” “QUESTIONS AND ANSWERS ABOUT THE MERGER — Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS – Background of and Reasons for the Merger and Board Proceedings,” “SPECIAL FACTORS – Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors,” “SPECIAL FACTORS –– Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders,” and “Appendix C: Opinion of Rodman & Renshaw, Inc.”

(b)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “SUMMARY TERM SHEET — Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS – Background of and Reasons for the Merger and Board Proceedings,” “SPECIAL FACTORS – Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors,” “SPECIAL FACTORS – Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders” and “Appendix C: Opinion of Rodman & Renshaw, Inc.”

(c)  The information contained in the sections of the Proxy Statement entitled “SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors” and “OTHER MATTERS—Available Information” is incorporated herein by this reference.

Item 10. Sources and Amounts of Funds or Other Consideration

(a)  and (c) The information contained in the following sections of the Proxy Statement are incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Proposed Merger,” “SPECIAL FACTORS – The Purchaser Stockholders’ and Purchaser’s Plans for Lexent,” “THE MERGER — Source of Merger Consideration” and “THE MERGER – Estimated Fees and Expenses of the Merger.”

(b)  None.

(d)  Not applicable.

Item 11. Interest in Securities of the Subject Company

(a)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “THE MERGER — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “INFORMATION ABOUT LEXENT — Security Ownership of Certain Beneficial Owners and Management.”

(b)  The information contained in the section of the Proxy Statement entitled “INFORMATION ABOUT LEXENT-Purchases by Lexent and its Directors and Executive Officers and by Purchaser and its Directors and Executive Officers” is incorporated herein by this reference.

Item 12. The Solicitation or Recommendation

(d) The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Voting and Proxy Procedures,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “INTRODUCTION — Voting Rights; Quorum; Vote Required for Approval,” “THE MERGER — Interests of Certain Persons in the Merger; Potential Conflicts of Interest,” and “THE MERGER – Intent to Vote.”

(e)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “SPECIAL FACTORS — Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Board of Directors,” “SPECIAL FACTORS — Background of the Merger and Board Proceedings” and “THE MERGER — Interests of Certain Persons in the Merger; Potential Conflicts of Interest.”

Item 13. Financial Statements

(a)  The information contained in the following sections of the Proxy Statement is incorporated herein by this reference: “INFORMATION ABOUT LEXENT – Lexent Inc. Selected Financial Data,” “OTHER MATTERS — Available Information,” “INFORMATION INCORPORATED BY REFERENCE,” “Appendix F: Annual Report on Form 10-K for the Year Ended December 31, 2002,” and “Appendix G: Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2003.”

(b)  Not applicable.

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(a)  and (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “SUMMARY TERM SHEET — Fairness of the Merger and Conflicts of Interest,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – The Proposed Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Voting and Proxy Procedures,” “QUESTIONS AND ANSWERS ABOUT THE MERGER – Fairness of the Merger and Conflicts of Interest,” “INTRODUCTION — Proxy Solicitation,” “INTRODUCTION – Expenses of the Proxy Solicitation,” “SPECIAL FACTORS – Background of and Reasons for the Merger and Board Proceedings,” “SPECIAL FACTORS — Opinion of Financial Advisor to the Board,” “SPECIAL FACTORS — Fees Payable to Rodman & Renshaw,” “SPECIAL FACTORS — Position of Lexent as to the Fairness of the Merger to Disinterested Stockholders,” “SPECIAL FACTORS — Position of the Purchaser Stockholders and Purchaser as to the Fairness of the Merger to Disinterested Stockholders,” “THE MERGER — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “THE MERGER - Estimated Fees and Expenses of the Merger.”

Item 15. Additional Information

(b)  The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by this reference.

Item 16. Exhibits

(a)  The Proxy Statement, as filed by Lexent, incorporated herein by this reference.

(b)  Not applicable.

(c)(1) Opinion of Rodman & Renshaw, Inc. (“Rodman & Renshaw”), dated July 9, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

(c)(2) *Fairness Opinion Presentation by Rodman & Renshaw to the Board of Directors of Lexent, dated July 9, 2003.

(d)(1) Agreement and Plan of Merger, dated as of July 9, 2003, between Lexent, Inc., and LX Merger Corp., incorporated herein by this reference to Appendix A to the Proxy Statement.

(d)(2) Form of Letter Agreement between the Purchaser Stockholders and certain holders of Common Stock, incorporated herein by this reference to Exhibit 2 to Amendment No. 1 to Schedule 13D with respect to Common Stock, as filed by the Purchaser Stockholders with the SEC on or about July 16, 2003.

(f)  The information contained in the sections entitled “The Merger—Appraisal Rights” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware” in the Proxy Statement is incorporated herein by this reference.

(g)  Not applicable.

*     Filed herewith.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEXENT INC.

	By:	/s/ Bruce Levy

Name: Bruce Levy Title: President and Chief Operating Officer

LX MERGER CORP.

	By:	/s/ Kevin M. O’Kane

Name: Kevin M. O’Kane Title: Vice President

/s/ Kevin M. O’Kane

Kevin M. O’Kane

/s/ Hugh J. O’Kane

Hugh J. O’Kane, Jr.

/s/ Bruce Levy

Bruce Levy

/s/ Noah Franzblau

Noah Franzblau
Dated: July 30, 2003

Exhibit Index

Exhibit Number	Description

(a)	The Proxy Statement, as filed by Lexent, incorporated herein by this reference.

(b)	Not applicable.

(c)(1)	Opinion of Rodman & Renshaw, Inc. (“Rodman & Renshaw”), dated July 9, 2003, incorporated herein by reference to Appendix C to the Proxy Statement.

(c)(2)	*Fairness Opinion Presentation by Rodman & Renshaw to the Board of Directors of Lexent, dated July 9, 2003.

(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2003, between Lexent, Inc., and LX Merger Corp., incorporated herein by this reference to Appendix A to the Proxy Statement.

(d)(2)	Form of Letter Agreement between the Purchaser Stockholders and certain holders of Common Stock, incorporated herein by this reference to Exhibit 2 to Amendment No. 1 to Schedule 13D with respect to Common Stock, as filed by the Purchaser Stockholders with the SEC on or about July 16, 2003.

(f)	The information contained in the sections entitled “The Merger—Appraisal Rights” and “Appendix D: Section 262 of the General Corporation Law of the State of Delaware” in the Proxy Statement is incorporated herein by this reference.

(g)	Not applicable.

*     Filed herewith.